UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC  20549

FORM 6-K
______________________

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16

Under the Securities Exchange Act of 1934

For the month of June, 2010

Commission File No. 001-33799
______________________

EXCEED COMPANY LTD.
(Translation of registrant’s name into English)
______________________

Suite 8, 20/F, One International Finance Centre
1 Harbour View Street, Central, Hong Kong.
T: +852 3669 8105
(Address of principal executive office)
______________________

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐   No  ☒
Exceed Company Ltd. (the “Company”) is furnishing under cover of Form 6-K an announcement dated June 10, 2010, which announces the results of its 2010 winter collection sales fair.

EXCEED COMPANY LTD. ANNOUNCES RESULTS OF 2010 WINTER COLLECTION SALES FAIR
Sales orders increased more than 30% year-over-year during the sales fair

Beijing, China, June 10, 2010 - Exceed Company Ltd. (NASDAQ: EDS) (“Exceed” or the “Company”), one of China’s leading domestic sports and leisurewear brands, today announced the results of its 2010 winter collection sales fair, which was held at the Company’s headquarters in Jinjiang at the end of May 2010.  The total value of orders placed at the sales fair increased more than 30% compared to the same sales fair last year.

Chairman and CEO of Exceed, Mr. Lin Shuipan, stated, “We are pleased with the strong order growth generated at our 2010 winter collection sales fair, as we continue to benefit from our strong Xidelong brand name as well as our solid research and development capabilities.  Looking ahead, we will continue to focus on maintaining this momentum in our business and building shareholder value over the long term.”

Exceed will release its financial results for the first half of fiscal year 2010 around the end of August 2010.  Following this semi-annual release, the Company will begin reporting financial results on a quarterly basis going forward.

About Exceed

Exceed designs, develops and engages in wholesale of footwear, apparel and accessories under its own brand, XIDELONG, in China. Since it began operations in 2002, Exceed has targeted its growth on the consumer markets in the second- and third-tier cities in China. Exceed has three principal categories of products: (i) footwear, which comprises running, leisure, basketball, skateboarding and canvas footwear, (ii) apparel, which mainly comprises sports tops, pants, jackets, track suits and coats, and (iii) accessories, which mainly comprise bags, socks, hats and caps.  Exceed’s ordinary shares, warrants and units currently trade on Nasdaq under the symbols "EDS", "EDSWW" and "EDSUU", respectively.

Forward-Looking Statement

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 regarding future events and future performance of Exceed. These statements are based on management’s current expectations or beliefs. Actual results may vary materially from those expressed or implied by the statements herein. This information is qualified in its entirety by cautionary statements and risk factor disclosure contained in certain of Exceed's Securities and Exchange Commission filings. For a description of certain factors that could cause actual results to vary from current expectations and forward-looking statements contained in this press release, please refer to documents that Exceed files from time to time with the Securities and Exchange Commission. Exceed is under no obligation to, and expressly disclaims any obligation to, update or alter its forward-looking statements, whether as a result of new information, future events, changes in assumptions or otherwise.

Investor Relations Contact
Katharine O’Brien
ICR
(646) 277-1217
katharine.obrien@icrinc.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Exceed Company Ltd.

By:	/s/ Lin Shuipan
Name: Lin Shuipan
Title: Chairman and Chief Executive Officer

Dated:  June 10, 2010